Exhibit 3.298

CERTIFICATE OF FORMATION

OF

UHS OF DOYLESTOWN, L.L.C.

1. The name of the limited liability company is UHS of Doylestown, L.L.C.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The name and mailing address of the Sole Member is

UHS of Pennsylvania, Inc.

367 South Gulph Road

King of Prussia, PA 19406

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of UHS of Doylestown, L.L.C. this 5th day of January 2007.

Celeste A. Stellabott, Assistant Secretary UHS of Pennsylvania, Inc., as Sole Member

DE083 - 5/5/00 C T System Online